UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5) *

STRATEGIC DIAGNOSTICS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

862700101

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6156

with a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862700101
1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,295,304
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,295,304
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,295,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 862700101
1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,932,761
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,932,761
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,932,761
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 862700101
1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 362,543
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 362,543
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 362,543
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 862700101
1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,295,304
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,295,304
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,295,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 862700101
1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 202,660[1]
	8.	Shared Voting Power 3,295,304
	9.	Sole Dispositive Power 202,660[1]
	10.	Shared Dispositive Power 3,295,304
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,497,964[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9%
14.	Type of Reporting Person (See Instructions) IN, HC

[1]

Includes 41,021 shares of common stock of the issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of common stock of the issuer.

CUSIP No. 862700101
1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,295,304
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,295,304
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,295,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.9%
14.	Type of Reporting Person (See Instructions) IN, HC

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock of the issuer (the “Common Stock”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 15, 2008, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 4, 2008, Amendment No. 2 to the Schedule 13D filed on March 18, 2008, Amendment No. 3 to the Schedule 13D filed on August 10, 2010 and Amendment No. 4 to the Schedule 13D filed on August 31, 2011 (as amended, the “Schedule 13D”). This Amendment reflects changes to beneficial ownership as a result of the acquisition of additional shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“Becker Drapkin QP and Becker Drapkin LP have acquired an aggregate of 3,295,304 shares of Common Stock, which are reported herein, in multiple open market and private transactions for an aggregate purchase price of $6,944,117.04 (excluding commissions). The source of funds for the purchase of Common Stock was the general working capital of Becker Drapkin QP and Becker Drapkin LP.

Becker has acquired an aggregate of 161,639 shares of Common Stock and may be deemed, under Rule 13d-3 of the Exchange Act, to beneficially own 41,021 shares of Common Stock that may be acquired within 60 days of the date of the Schedule 13D pursuant to stock options, which are reported herein. The shares of Common Stock and related options were acquired in multiple awards from the issuer and open market transactions for an aggregate purchase price of $233,192.13 (excluding commissions). The source of funds for the purchase of Common Stock was Becker’s personal funds.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and/or supplemented as follows:

“The description of the 2011 RSU Agreement in Item 6 is incorporated by reference into this Item 4.

The description of the 2011 Option Grant in Item 6 is incorporated by reference into this Item 4.

The description of the 2012 RSU Agreement in Item 6 is incorporated by reference into this Item 4. The foregoing is qualified in its entirety by reference to the 2012 RSU Agreement attached hereto as Exhibit 99.2 and incorporated by reference herein.

The description of the 2012 Option Grant in Item 6 is incorporated by reference into this Item 4. The foregoing is qualified in its entirety by reference to the 2012 Option Grant attached hereto as Exhibit 99.3 and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired		Shares Disposed	Price Per Share		Description of Transaction
05/15/2012	Becker	2,500	(1)		$0		Issuer Grant
05/15/2012	Becker	10,000	(2)		$0		Issuer Grant
06/29/2012	Becker Drapkin QP	706,834			$1.18	(3)	Private Transaction
06/29/2012	Becker Drapkin LP	97,666			$1.18	(3)	Private Transaction

(1)	Represents 2,500 unvested shares of restricted stock, which are subject to forfeiture and restrictions. Fifty percent of the restricted stock vest on May 15, 2013 and the remaining shares of restricted stock vest on May 15, 2014.

(2)	Represents 10,000 stock options, 50% of which vest and become exercisable on May 15, 2013. The remaining stock options vest and become exercisable on May 15, 2014.

(3)	Excluding commission of $0.015 per share.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and/or supplemented as follows:

“On May 17, 2011, Becker and the issuer entered into a Restricted Stock Grant Agreement (the “2011 RSU Agreement”), pursuant to which the issuer granted Becker 2,500 unvested shares of restricted stock, which are subject to forfeiture and restrictions. Fifty percent of the unvested shares of restricted stock vested as of May 17, 2012, and the remaining shares of restricted stock vest on May 17, 2013.

On May 17, 2011, in accordance with the issuer’s 2000 Stock Incentive Plan, Becker and the issuer entered into a Nonqualified Stock Option Grant (the “2011 Option Grant”), pursuant to which the issuer granted Becker the option to purchase 10,000 shares of Common Stock at an exercise price of $2.25 per share. Fifty percent of the stock options vested and became exercisable on May 17, 2012, and the remaining stock options vest and become exercisable on May 17, 2013.

On May 15, 2012, Becker and the issuer entered into a Restricted Stock Grant Agreement (the “2012 RSU Agreement”), pursuant to which the issuer granted Becker 2,500 unvested shares of restricted stock, which are subject to forfeiture and restrictions. Fifty percent of the unvested shares of restricted stock vest on May 15, 2013, and the remaining shares of restricted stock vest on May 15, 2014. The foregoing is qualified in its entirety by reference to the 2012 RSU Agreement attached hereto as Exhibit 99.2 and incorporated by reference herein.

On May 15, 2012, in accordance with the issuer’s 2000 Stock Incentive Plan, Becker and the issuer entered into a Nonqualified Stock Option Grant (the “2012 Option Grant”), pursuant to which the issuer granted Becker the option to purchase 10,000 shares of Common Stock at an exercise price of $1.85 per share. Fifty percent of the stock options vest and become exercisable on May 15, 2013, and the remaining stock options vest and become exercisable on May 15, 2014. The foregoing is qualified in its entirety by reference to the 2012 Option Grant attached hereto as Exhibit 99.3 and incorporated by reference herein.

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the issuer.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.2	Restricted Stock Grant Agreement, dated May 15, 2012 (furnished herewith)

99.3	Nonqualified Stock Option Grant, dated May 15, 2012 (furnished herewith)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2012	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D relating to the Common Stock of the issuer filed on August 31, 2011 by the Reporting Persons with the Securities and Exchange Commission)

99.2	Restricted Stock Grant Agreement, dated May 15, 2012 (furnished herewith)

99.3	Nonqualified Stock Option Grant, dated May 15, 2012 (furnished herewith)